Filed Pursuant to Rule 433
Registration No. 333-161851
September 11, 2009

Suite 500, 850 – 2nd Street S. W. Calgary, Alberta, T2P 0R8 Tel: (403) 234-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON PETROLEUM ANNOUNCES TERMS OF $150 MILLION BOUGHT

DEAL EQUITY OFFERING

CALGARY, September 11, 2009 – Compton Petroleum Corporation (TSX – CMT, NYSE – CMZ) is pleased to announce the terms of its previously announced public offering (the “Offering”) of units of Compton (“Units”). Compton has entered into an agreement with a syndicate of underwriters, led by Canaccord Capital Corporation and including BMO Capital Markets Inc., FirstEnergy Capital Corp., Scotia Capital Inc., TD Securities Inc. and Salman Partners Inc., who have agreed to purchase 120,000,000 Units on a bought deal basis at a price of $1.25 per Unit. Each Unit consists of one common share in the capital of Compton (a “Common Share”) and one common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder to acquire an additional Common Share (a “Warrant Share”) during the 24 month period following closing of the Offering at an exercise price of $1.55 per Warrant Share. Under the Offering, Compton will issue an aggregate of 120,000,000 Units at a price of $1.25 per Unit for aggregate gross proceeds to Compton of $150,000,000.

Compton has agreed to grant the Underwriters an over-allotment option to purchase additional Units equal to up to 15% of the Units sold pursuant to the Offering, exercisable at any time, in whole or in part, up to 30 days from the closing of the Offering, which is scheduled to occur on September 25, 2009. If the over-allotment option is exercised in full, a total of 18,000,000 additional Units will be sold under the Offering. Upon closing of the Offering, and not including the Common Shares issuable pursuant to the over-allotment option or the Warrant Shares issuable upon exercise of the Warrants, Compton will have approximately 263 million Common Shares issued and outstanding.

The Offering will be sold publicly in each of the provinces of Canada, except Quebec, and in the United States pursuant to the multi-jurisdictional disclosure system implemented by securities regulatory authorities in the United States and Canada, and in such other jurisdictions as may be agreed to by Compton and the Underwriters. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Offering is subject to certain customary conditions and regulatory approvals, including the approval of the Toronto Stock Exchange and the New York Stock Exchange.

“This transaction is an important first step in our restructuring process, contributing to our future ability to unlock the potential of Compton’s resource rich asset base,” said Tim Granger, President & Chief Executive Officer. “The proceeds of the offering will allow us to reduce our debt level and will result in a stronger balance sheet. This will enable us to take advantage of opportunities that may emerge from the current industry environment, focusing on opportunities for future growth and value for our shareholders.”

Compton is taking a multi-faceted, staged approach to recapitalization, which is intended to support the needs of all stakeholders. The Corporation’s recapitalization approach is considering the potential utilization of a number of alternatives to reduce Compton’s debt level, including the issuance of new capital and/or equity, the conversion of debt to equity, the sale of gross overriding royalty interests on properties, the sale of assets, and/or mergers or acquisitions. Progress continues on several alternatives.

The Offering is subject to certain customary conditions and regulatory approvals, including the approval of the Toronto Stock Exchange and the New York Stock Exchange. A copy of the preliminary prospectus may be obtained from Amy Patel at Canaccord Capital Corporation, 161 Bay Street, Suite 3000, Toronto, Ontario, M5J 2S1, 1-800-663-1899. A copy may also be obtained by visiting SEDAR at http://www.sedar.com or the SEC’s website at http://www.sec.gov.

Forward Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, “forward-looking statements”) under the meaning of applicable securities laws, including Canadian Securities Administrators’ National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation’s business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to “reserves” and “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of disclosing the equity issue. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The Corporation’s operations are located in the deep basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue three deep basin natural gas plays: the Basal Quartz sands at Hooker in southern Alberta, the Gething/Rock Creek sands at Niton and Caroline in central Alberta, and the shallower Plains Belly River sand play in southern Alberta. In addition, we have an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Natural gas represents approximately 86% of reserves and production. Compton’s shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

For further information, contact:

Susan J. Soprovich

Director, Investor Relations

Ph: (403) 668-6732

Fax: (403) 237-9410

Email: investorinfo@comptonpetroleum.com

Website: www.comptonpetroleum.com